EXHIBIT 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

          The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is defined as pretax income from continuing operations adjusted by adding fixed charges and excluding interest capitalized during the period. Fixed charges means the total of interest expense, amortization of financing costs, and the estimated interest component of rental expense on operating leases.

	Nine months ended September 30, 2001	Year ended December 31,
		2000	1999	1998	1997	1996
	(dollars in thousands)
Income (loss) before income taxes, extraordinary items and cumulative effect of a change in accounting principle	$183,480	$ 44,935	$(181,826)	$ 48,641	$ 81,178	$54,563

Fixed charges:
Interest expense and amortization of debt issuance costs and discounts on all indebtedness	56,758	116,637	110,797	84,003	29,082	13,670
Interest portion of rental expense	13,399	17,140	17,501	12,992	8,196	5,301

Total fixed charges	70,157	133,777	128,298	96,995	37,278	18,971

Earnings (loss) before income taxes, extraordinary items, cumulative effect of a change in accounting principle and fixed charges	$253,637	$178,712	$ (53,528)	$145,636	$118,456	$73,534

Ratio of earnings to fixed charges	3.62	1.34	(a)	1.50	3.18	3.88

(a)	Due to the Company’s loss in 1999, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $181,826 to achieve a coverage of 1:1.